Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE ACQUISITION OF TWO 8,000 TEU CONTAINER VESSELS WITH LONGER TERM EMPLOYMENT TO A.P. MOLLER-MAERSK A.S., THE SALE OF TWO VLCC TANKERS AND THE EXTENSION OF THE M/T ARIONAS TIME CHARTER

ANNOUNCES CONFERENCE CALL SCHEDULED FOR TODAY, JANUARY 7, 2013 AT 10 A.M. ET TO DISCUSS THE TRANSACTION

ATHENS, Greece, January 7, 2013 - Capital Product Partners L.P. (NASDAQ: CPLP) today announced that it acquired from Capital Maritime & Trading Corp. (‘CMTC’) two post panamax container vessels, the M/V ‘Archimidis’ (7,943TEU, built 2006 Daewoo Shipbuilding, S. Korea) and the M/V ‘Agamemnon’(7,943TEU, built 2007 Daewoo Shipbuilding, S. Korea).  Both the M/V ‘Archimidis’ and the M/V ‘Agamemnon’ are employed on time charters with the industry leader A.P. Moller-Maersk A.S. (‘Maersk Line’) at a gross day rate of US$34,000 per day with earliest redelivery in November 2015 and August 2015, respectively. Maersk Line has the option to extend the charter of both vessels for an additional four years at a gross day rate of US$31,500 and $30,500 per day, respectively for the fourth and fifth year and $32,000 per day for the final two years. If all options were to be exercised, the employment of the vessels would extend to July 2019 for the M/V ‘Agamemnon’ and December 2019 for the M/V ‘Archimidis’.

As consideration for the acquisition of the two container vessels, CPLP contributed the VLCC tankers M/T ‘Alexander The Great’ (297,958 dwt, built 2010 Universal Shipbuilding Corporation, Japan) and the M/T ‘Achilleas’ (297,863 dwt, built 2010 Universal Shipbuilding Corporation, Japan) to CMTC, both of which were under charter to CMTC at $28,000 per day.

The transaction has been unanimously recommended by the Partnership’s Conflicts Committee and unanimously approved by the Partnership’s Board.  The effective date of the transaction was December 22, 2012.

As a result of this transaction, the Partnership repaid $5.2 million in debt. CMTC has waived any compensation for the early termination of the charters of M/T ‘Alexander the Great’ and M/T ‘Achilleas’.  The transaction is expected to generate a non-cash book loss which will not impact cash flow or the Partnership’s distribution capability.

Extension of M/T ‘Arionas’ Time Charter

In addition to the above transaction, the M/T Arionas (36,725dwt, Ice 1A IMO II/III, built 2006 Hyundai Mipo Dockyard Co Ltd) has extended its employment with CMTC for an additional 12 months (+/- 30 days) at an increased gross rate of $13,800 per day with earliest expected redelivery in September 2013.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership's General Partner, commented: “We are very pleased to have concluded an important and accretive transaction for the Partnership by further diversifying our revenue stream and adding two high specification container vessels with long term time charter employment to a highly reputable counterparty such as Maersk Line. The Partnership’s diversification into the container market with the addition of these two 8,000 TEU container vessels provides longer term cash flow visibility and exposure to a segment with attractive long term fundamentals. The transaction increases CPLP’s forward charter coverage and the average remaining duration of our time charters to 4.1 years. Furthermore, it demonstrates the General Partner’s ability and continuous commitment to the Partnership to find accretive transactions to support and grow the $0.93 annual distribution. Finally, after taking into account the recent developments in Overseas Shipholding Group - one of our charterers - I would like to reiterate our commitment to $0.93 per unit annual distribution guidance going forward. ”

Conference Call and Webcast

Today, January 7, 2013 at 10:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call to discuss the transaction.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-(866) 966-9439 (from the US), or +(44) 1452 555 566 (from outside the US). Please quote "Capital Product Partners."

A replay of the conference call will be available until January 13, 2013. The United States replay number is 1-(866) 247-4222; the standard international replay number is (+44) 1452 550 000. The access code required for the replay is: 85700032.

Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of a modern tanker, container and dry bulk vessels. The Partnership currently owns 25 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, two post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, A.P. Moller-Maersk A.S., Arrendadora Ocean Mexicana, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including our expectations regarding the future employment of our vessels, redelivery dates and charter rates, expected effect of the transaction on the Partnership and its cash flows, fleet coverage and annual distribution, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com